Enterra Energy Trust Notice of First Quarter 2008

Conference Call and Webcast

Calgary, Alberta – (Marketwire – May 15, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) will host a conference call and webcast on Thursday, May 22, at 9:00 a.m. Mountain Time (11:00 a.m. ET), to discuss the Trust’s first quarter 2008 financial and operating results, and to discuss recent positive developments.

To access the call, please dial 866-540-8136 or 416-406-6419. A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. MT, May 29, 2008. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3260594#.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com